VIDEOXRM, INC.

Contents

Financial Statements:


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of VideoXRM, Inc.

Opinion

We have audited the accompanying financial statements of VideoXRM, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of operations, statement of stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $1,739,556 and working capital deficit of $832,287 as of December 31, 2022, and $327,455 as of December 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these events and conditions and management's plans regarding these uncertainties are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our





opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP *)*

New Delhi, India
Date: October 13, 2023

VIDEOXRM, INC.
BALANCE SHEET
FOR THE YEARS ENDED

ASSETS

CURRENT ASSETS:	December 31, 2022		December 31, 2021	
Cash	$	90,915	$	36,880
Due from Related Parties	$	35,000	$	-
TOTAL CURRENT ASSETS	$	125,915	$	36,880
Intangible under development	$	154,002	$	-
TOTAL ASSETS	$	279,917	$	36,880

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	94,783	$	-
Accrued compensation payable		849,875		364,335
Due to related party		13,544		-
TOTAL CURRENT LIABILITIES	$	958,202	$	364,335
LONG TERM LIABILITIES:				
Long term notes payable - related party	$	188,000	$	-
TOTAL LONG TERM LAIBILITIES		188,000		-
TOTAL LIABLITIES	$	1,146,202	$	364,335

EQUITY

Common stock ($0.001 par value; 50,000,000 shares authorized; 23,833,814 and 15,030,730,shares issued and outstanding at December 31, 2022 and 2021, respectively)	$	23,834	$	15,031
Additional paid-in capital		849,437		459,948
Accumulated deficit		(1,739,556)		(802,434)
Total Stockholders' Equity	$	(866,285)	$	(327,455)
Total Liabilities & Shareholder's Equity	$	279,917	$	36,880

VIDEOXRM, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED

	December 31, 2022		December 31, 2021	
NET REVENUE	$	-	$	-
OPERATING EXPENSES:-				
Compensation Expense	$	623,833	$	507,889
Professional and Consulting	$	265,667	$	251,629
General and administrative	$	46,120	$	32,717
TOTAL OPERATING EXPENSE	**$**	**935,620**	**$**	**792,235**
INTEREST EXPENSE	$	1,502	$	-
NET LOSS	$	(937,122)	$	(792,235)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		19,410,579		13,318,234
NET LOSS PER COMMON SHARES				
Basic and Diluted	**$**	**(0.05)**	**$**	**(0.06)**

See accompanying notes to financial statements.

VIDEOXRM, INC.
STATEMENT OF STOCKHOLDERS DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022 & 2021

	Common Stock			Additional Paid-in	Accumulated	Total Stockholders'
	Shares		Amount	Capital	Deficit	Equity
Ending Balance - December 31, 2020	12,128,579	$	12,129	$ 729	$ (10,199)	$ 2,659
Issue of common stock, net of offering costs	1,453,720	$	1,454	$ 315,824	$ -	$ 317,278
Issue of common stock against Services Rendered in 2021	1,448,431	$	1,448	$ 143,395	$ -	$ 144,843
Operating loss					(792,235)	(792,235)
Ending Balance - December 31, 2021	15,030,730	$	15,031	$ 459,948	(802,434)	$ (327,455)
Issue of common stock, net of offering costs	6,815,000	$	6.815	$ 174,685	$ -	$ 181,500
Issue of common stock against Services Rendered in 2022	1,988,084	$	1,988	$ 214,804	$ -	$ 216,792
Operating loss					(937,122)	$ (937,122)
Ending Balance - December 31, 2022	23,833,814	$	23,834	$ 849,437	$ (1,739,556)	$ 866,285

VIDEOXRM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	December 31, 2022	December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (937,122)	$ (792,235)
Adjustments to reconcile net loss to net cash used in operating activities:		
Issue of common stock against services rendered	216,791	147,503
Due from Related Party	(35,000)	
Accrued expenses	108,327	
Accrued compensation	485,541	364,335
Long term notes payable – related party	188,000	
NET CASH PROVIDED (USED) IN OPERATING ACTIVITIES	26,537	(280,397)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Intangible under development	(154,002)	-
NET CASH USED IN INVESTING ACTIVITIES	(154,002)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issue of common stock	181,500	317,277
		-
NET CASH PROVIDED BY FINANCING ACTIVITIES	181,500	317,277
NET INCREASE IN CASH	54,035	36,880
CASH - beginning of year	36,880	-
CASH - end of year	90,915	$ 36,880
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Organization

VideoXRM (the "Company") was incorporated in the State of Delaware on October 23, 2020 under the name of IssuerPixel Inc. On September 28, 2022, Board of Directors of the Company approved to change the name of the Company from IssuerPixel, Inc. to VideoXRM Inc. The Company established a fiscal year end of December 31. The Company's principal business is focused on empowering companies to utilized the power of audio and video files to maximize awareness, establish sponsorship, forge partnerships, create supply chain relationships and access capital in the marketplace The Company's ability to level-set the marketplace allows companies, venture stage, small-cap and micro-cap, foreign private issuers and established companies to directly communicate to their customers and potential investors without being negatively impacted by the search results of other search engines. Once the Company achieves a critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation expenses. Significant estimates include the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, the valuation of intangible assets, the valuation of digital currencies and other digital assets, the valuation of deferred tax assets, the estimate of the fair value lease liability and related right of use asset, and the fair value of non-cash equity transactions.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account at this institution is insured by the FDIC up to $250,000.
The company has cash and cash equivalent balance of $10,000 as at December 31, 2022.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognize revenues from subscription fees on the Company's messaging application in the month they are earned. Annual and lifetime subscription payments received that are related to future periods are recorded as deferred revenue to be recognized as revenues over the contract term or period. Lifetime subscriptions are being recognized to revenues over a 12-month period. As of the date of this report, the Company has not recognized revenue from its products or services.

Advertising Costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred. Advertising costs were $27,709 and $55,082 for the years ended December 31, 2022 and 2021, respectively, and are included in marketing and advertising expenses on the statements of operations.

Leases

The Company follows ASC Topic 842, Leases (Topic 842) and applying the package of practical expedients, which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 month or less. Operating lease right of use assets ("ROU") assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations. For the years ended December 31, 2022 and 2021 the Company did not recognize any lease expense.

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification ("ASC") 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – *"Compensation–Stock Compensation"*, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. For the years ended December 31, 2022 and 2021, the weighted average shares used to calculate the basic and diluted net loss per share were 19,410,579 and 13,318,234, respectively.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassified amounts have no impact on the Company's previously reported financial position or results of operations and relates to the presentation of marketing and advertising expenses separately on the statements of operation previously included in general and administrative expenses.

NOTE 2 – GOING CONCERN

As reflected in the accompanying financial statements, the Company has incurred net losses of $937,122 and $792,235 for the years ended December 31, 2022 and 2021. Additionally, the Company has an accumulated deficit of $1,739,556 at December 31, 2022 and has generated no revenue since inception. As of December 31, 2022 and December 31, 2021, the Company had negative working capital of $832,287 and $327, 455 respectively. The Company believes that once it has raised its anticipated proceeds from its current share offering, this, combined with its operating activities will provide sufficient cash flows to meet its obligations for a minimum of twelve months from the date of this filing.

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to Related Party

The Company's Chief Executive Officer, David N. Baker, from time to time, provides advances to the Company for working capital purposes. At December 31, 2022 and 2021, the Company had a payable to the officer of $188,000 at December 31, 2022, which is presented as due to related party on the balance sheets. These advances are short-term in nature and bear an interest rate of 2.21% and 6.15%, respectively. At December 31, 2022, the Company incurred a total of $1,502 in interest expense and is included on the Company's income statement.

The Company also entered an agreement with the three principals regarding deferred compensation. Under the agreement that was approved by the Board of Directors, the three principals agreed to defer their accrued salaries, including any bonuses or benefits, that have accumulated during the accrual period, whis is from the initial date of their employment agreements on January 29, 2021 until the completion of the current seed round of financing being conducted by the Company. The deferred salaries will remain a liability of the Company's and will not accrue any interest during the deferral period. The closing date of the seed financing shall be determined by the Company at its sole discretion. At December 31, 2022, the total deferred compensation on the balance sheet was $79,316.
During 2022, the Company paid some expenses to an outside vendor working on its software development on behalf of two of the principals of the Company. The balance of $12,044 is reflected on the balance sheet as a current liability as a Short term loan to Shareholders.

In June 2021, the Board of Directors approved a monthly relocation expense of $8,000 per month for Mr. Baker as part of his employment agreement. The expenses are recorded as part of travel expense on the Company's income statement.
.

The following table illustrates the compensation that was paid to the principals for the periods ended December 31, 2022 and 2021:

Year 2022

Executive	Salary	Relocation Expenses	Total Compensation
David N. Baker	$ 203,992	$ 100,800	$ 304,792
Vadim,Tarasov	$ 159,520	$ -	$ 159,520
Byron Kwok	$ 159,520	$ -	$ 159,520

Year 2021

Executive	Salary	Relocation Expenses	Total Compensation
David N. Baker	$ 174,904	$ 102,848	$ 277,752
Vadim,Tarasov	$ 115,068	$ -	$ 115,068
Byron Kwok	$ 115,068	$ -	$ 115,068

NOTE 4 – CAPITALIZED SOFTWARE COSTS

The Company is accounting for its software development costs in accordance with Accounting Codification Standard (ASC) 350-40 Intangible Assets. Under US, GAAP, there are two qualifications as to when a company should be capitalizing its software costs:
1.   Preliminary project stage is completed.
2.   Management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended.
Beginning in 2022, the Company determined that there was ample testing in the conceptual formulation and design of the underlying code driving the software project. It was at this point that senior management engaged Silicon Orchard to develop the software code necessary to implement the ability for users to search and playback videos more efficiently than any other product out there. All other internal hours spent by the VideoXRM management team are expensed as incurred.

Based on these accounting principles, and management's intent to follow through on this project and deploy the software once it has been implemented, management has concluded that capitalizing the directly attributable costs as it relates to the development of software code is proper and reasonable under US GAAP. As of December 31, 2022, the Company has capitalized approximately $154,002 on the balance sheet as Capitalized Software Costs.

NOTE 5 -- STOCKHOLDERS' EQUITY

Shares Authorized

The authorized capital of the Company consists of Fifty Million (50,000,000) shares of common stock with $.001 par value per share, of which Twenty-Five Million (25,000,000) shares are designated as Class A Voting Common Stock and Twenty-Five Million (25,000,000) are designated as Class B Non-Voting Common Stock, and Two Million Five Hundred Thousand (2,500,000) are designated as shares of preferred stock with $.001 par value per share. As of December 31, 2022, and 2021, there were 21,837,913, and 13,012,835 the remaining share's outstanding are Class B Common Stock and have no voting rights; as of December 31, 2022, and 2021, there are 1,995,901 and 2,017,895 , respectively. There are currently no preferred shares outstanding at December 31, 2022 and 2021.

Basic and Diluted Earnings Per Share
Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. For the years ended December 31, 2022, and 2021, the weighted average shares used to calculate the basic and diluted net loss per share were 19,410,579 and 13,318,234, respectively.

Common Stock

Issued Common Stock

The Company has entered into agreements with shareholders in respect of the issue of common stocks of December 31, 2022, and December 31, 2021, physical share certificates were not issued to the shareholders.

During the year ended December 31, 2022, and 2021, there were a total of $181,500 and $317,277 of proceeds received from the sale of Class A and Class B Common stock. The common shares were issued at a range between $0.02 and $1.25 per share over the two years ended December 31, 2022.

Common Stock for Services

In the course of its ordinary business, the Company will issue common shares to its principals and non-employees who perform services for the Company. Some of these services included such things as code development, marketing and technology research, artificial intelligence engineering and business development. In conformity with US Generally Accepted Accounting Principles (US GAAP), the expense for the issuance of these shares are recognized on a straight line basis over the term of the period that the service is being offered.. For the years ended December 31, 2022 and 2021, there were $216,792 and $144,843 value of common shares issued in connection with services rendered that were provided to the Company.

The following is a break down of the shares that were issued to the significant shareholders over the two year period ended December 31, 2022:

Shareholder holding more than 5% shares (Significant Shareholders)

Name of Shareholder	Title	31-Dec-22		31-Dec-21	
		No. of Shares held	% holding	No. of Shares held	% holding
David N Baker	CEO & Co-Founder/ Director	15,094,198	63.33%	7,101,967	47.25%
Vadim A Tarasov	CIO & Co-Founder/ Director	3,369,967	14.14%	2,953,588	19.65%
Byron P Kwok	CTO & Co-Founder/ Director	3,373,748	14.16%	2,957,280	19.67%
David V Guzy	Founder	500,000	2.10%	1,009,594	6.72%

Shares Issued during the year 2022 to significant shareholders

Name of Shareholder	Title	Total No. of Shares Issued	Shares issued against Cash		Shares issued against Services rendered	
			No. of Shares	Value of Shares	No. of Shares	Value of Shares
David N Baker	CEO & Co-Founder/ Director	7,992,231	6,800,000	180,000	1,192,231	119,223
Vadim A Tarasov	CIO & Co-Founder/ Director	416,379	15,000	1,500	401,379	401
Byron P Kwok	CTO & Co-Founder/ Director	416,468	-	-	416,468	32,221
Total		**8,825,078**	**6,815,000**	**181,500**	**2,010,078**	**151,845**

Shares Issued during the year 2021 to significant shareholders

Name of Shareholder	Title	Total No. of Shares Issued	Shares issued against Cash		Shares issued against Services rendered	
			No. of Shares	Value of Shares	No. of Shares	Value of Shares
David N Baker	CEO & Co-Founder/ Director	1,347,120	947,000	94,700	400,120	40,012
Vadim A Tarasov	CIO & Co-Founder/ Director	175,196	105,000	10,500	70,196	7,019
Byron P Kwok	CTO & Co-Founder/ Director	179,377	-	-	179,377	17,938
David V Guzy	Founder	-	-		200,490	20,049
Total		**1,701,693**	**1,052,000**	**105,200**	**850,183**	**85,018**

NOTE 6 – <u>SUBSEQUENT EVENTS</u>

At December 31, 2022 there was a note receivable on the Company's balance sheet with the Company's Chief Executive Officer, David N. Baker. The $35,000 loan receivable was paid back to the Company by Mr. Baker at May 25, 2023 and the current balance of the loan is zero as of the date of this report.

On May 28, 2023, the Board of Directors of the Company entered into an agreement with Mr. Zac Liu to provide technical advise and guidance on maching learning and data science. He is given a grant of 40,000 Class B Common Shares that will be earned on a straight-line basis for twelve months.

On February 9, 2023, the Board of Directors of the Company agreed to sell 5,000,000 shares of Common A Voting Common Stock to David N. Baker, Chief Executive Officer, for $100,000, or $0.02 per share.

On January 25, 2023, the Board of Directors for the Company amended the Employment Agreements with its three principals. Under this Amendment, the Company agreed to pay each of the three principals a $100,000 bonus and a stock grant equal to 1% of the Company's fully diluted stock on the date of the grant at fair market value if the Company completes an outside led equity round of financing of at least $100,000.

In October 2023, David Baker provided the Company with a $100,000 promissory note for working capital needs.

There were no other significant subsequents events.